82-188

(Translation)

04 MAR 23 AM 7:21

March 12, 2004

SUPPL

To Our Shareholders:

Notice of the 165th Ordinary General Meeting of Shareholders

Dear Shareholders:

Please be advised that the 165th Ordinary General Meeting of Shareholders of the Company will be held as set forth below and you are cordially requested to be present at such meeting.

Yours very truly,

Koichiro Aramaki
Representative Director and President

Kirin Brewery Company, Limited
10-1, Shinkawa 2-chome,
Chuo-ku, Tokyo

You are entitled to exercise your voting rights in writing in the event that you do not attend the meeting. In such case, please review the accompanying "Information Relating to Exercise of Voting Rights" and send us by return mail your signed or sealed voting form, which is enclosed herein, indicating your approval or disapproval of the proposals by March 29, 2004.

PROCESSED
MAR 29 2004
THOMSON
FINANCIAL

Details

Date and hour of meeting:

March 30 (Tuesday), 2004, at 10:00 a.m.

Place of meeting:

Royal Hall, 3rd Floor, Royal Park Hotel
1-1, Nihombashi-kakigara-cho 2-chome, Chuo-ku, Tokyo

Agenda:

Matters to be reported:

Report on the business report, balance sheet and statement of income for the 165th business term (from January 1, 2003 to December 31, 2003).

Matters to be voted on:

Proposition No. 1: Approval of the proposal for appropriation of unappropriated retained earnings for the 165th business term.

Proposition No. 2: Amendment to the Articles of Incorporation.

An outline of the proposition is as set forth in the "Information Relating to Exercise of Voting Rights" from page 33 to page 45.

Proposition No. 3: Election of 10 Directors.

Proposition No. 4: Election of 1 Corporate Auditor.

Proposition No. 5: Granting of retirement benefits for retiring Directors and retiring Corporate Auditors.

(Attached documents)

BUSINESS REPORT

(for the period January 1, 2003 through December 31, 2003)

1. Overview of business activities:

(1) Developments and results of business activities:

The Japanese economy during 2003 saw a slight pickup in corporate earnings, but employment instability, continued deflationary trends and slow growth in individual consumption left a lingering feeling of recession.

In the beer and *happo-shu* (low-malt beer) market, the long-running decline in consumption, along with revisions to the tax code that included an increase in the tax on *happo-shu* implemented in May, and a record cool summer combined to drive down overall demand compared to the previous term. The low-alcohol beverage category, made up principally of *chu-hi* (distilled liquor with fruit juice) drinks, however grew substantially from the previous term. Overall demand for whiskey and wine fell from the previous term, but *shochu* (Japanese distilled liquor made from grain) continued to gain as a result of its economical value and changing consumer preferences. In the pharmaceutical industry, sales in the domestic market were strong.

Amid this environment, the Company pursued achieving its targets and gaining further customer support through corporate activities from the perspectives "Commitment to Customers" and "Commitment to Quality".

Sales for fiscal 2003 totaled ¥961.8 billion (down 3.8% from the previous term), due to a fall in sales of beer, and despite increased sales of *happo-shu*, *chu-hi* drinks and pharmaceuticals. In terms of profitability, revision of the earnings structure, etc. led to operating income of ¥55.9 billion (up 27.0%), ordinary income of ¥71.9 billion (up 33.6%), and net income of ¥34.8 billion (up 32.3%).

Alcoholic Beverage Business Division

The Company concentrated on developing a comprehensive alcoholic beverages business through greater Group cooperation and collaboration. It has strategically invested resources in growth categories, and strengthening marketing.

In the beer category, the Company developed products that deliver new value, mainly for the *Kirin Lager* and *Ichiban Shibori* brands. *Kirin Lager*'s brand value was enhanced through the launch of can packages of *Kirin Classic Lager* in response to customer requests. For *Ichiban Shibori*, the Company continued to pursue a variety of measures aimed at strengthening the brand's position as the representative draft beer brand, such as its series of advertisements associating the brand with foods. The Company also worked to bring a new enjoyment to beer by offering the home draft beer system *Kirin Tarunama Hoshiki Ichiban Shibori* made available through the industry's first chilled distribution network, allowing consumers to

enjoy authentic draft beer at home. Sales channels were increased for the unfiltered, live-yeast beer *Maroyaka Kôbo*, also marketed through the chilled distribution network.

In the *happo-shu* category, the company concentrated mainly on strengthening its key *Kirin Tanrei* brand, as well as the *Tanrei Green Label* and *Gokunama* brands. Since the launch of *Tanrei Alpha* in February, the Company has continued to improve its original technology, cutting 95 percent (the Company's comparison) of purine bodies and improving the taste. Other new products launched in response to diversifying customer needs include *Namakuro*, which follows the same concept behind *Gokunama*, and *Kirin Honey Brown*, a limited-release *happo-shu* that offers a unique taste by using honey as one of its ingredients.

As a result of the above, combined sales of beer and *happo-shu* totaled ¥811.4 billion (down 7.2% from the previous term), with sales volume of 2,330,360 kiloliters (down 7.6%). Sales of beer alone totaled ¥505.8 billion (down 12.5%), and of *happo-shu* ¥305.5 billion (up 3.3%). Sales volume of beer alone was 1,255,133 kiloliters (down 12.6%), and of *happo-shu* 1,075,226 kiloliters (down 0.9%).

During the year, the Company also introduced *Malt Squash*, offering beer taste with approximately 0.5% of the alcohol, as part of a move to create a new category of the refreshment of sparkling beverages aimed at adults.

In the *chu-hi* category, the Company sought to strengthen the *Kirin Chu-hi Hyoketsu* brand. A new lime flavor was added to the lineup, with *Chardonnay Sparkling* and *White Peach Sparkling* launched as part of the new "Premium Fruits Series", allowing the Company to broaden the range of *chu-hi* customers and continue to lead the expansion of the *chu-hi* market. As a result, *chu-hi* sales totaled ¥51.0 billion (up 43.6% from the previous term), with sales volume of 192,112 kiloliters (up 43.6%).

In the liquor and wine category, the Company continued to concentrate on increasing the brand power of such products as *Chivas Regal* and *Four Roses*, and to expand its lineup of wines. Also, the sales area for *Kirin Mugi Shochu Pure Blue* was expanded nationwide in May. As a result, sales in this category totaled ¥32.3 billion (up 5.9% from the previous term).

In sales and marketing, Kirin Communication Stage Inc., which mainly handles in-store merchandising and promotion for volume retailers, widened its operational area to include the Kinki area in January, and began operating nationwide in April. (This subsidiary has been operating in the Tokyo metropolitan area since its establishment in September 2002.) The Company also continued with effective investment of marketing funds and strategic allocation of resources in growth markets.

As a result of the above, sales in the alcoholic beverages business totaled ¥901.0 billion (down 4.5% from the previous term).

In the international alcoholic beverage business, *Kirin Pure and Light*, a new beer developed in cooperation with Lion Nathan's Chinese subsidiary and produced in China, was launched in Shanghai in January. In May, a new Kirin-brand beer produced by Lion Nathan, *KIRIN ICHIBAN-First Press Beer*, was launched in Australia and New Zealand.

Pharmaceutical Business Division

In the pharmaceuticals business, the Company continued to conduct marketing activities with Sankyo Co., Ltd. for *ESPO,* a medicine for treatment of renal anemia, and for *GRAN*, a medicine for treatment of leukopenia. The Company also focused on exclusive marketing efforts in Japan for *Rocaltrol Injection*, a medicine for secondary hyperparathyroidism. Also, *ESPO* prefilled syringes were launched in April, and *PHOSBLOCK Tablets*, a medicine for hyperphosphatemia developed in cooperation with Chugai Pharmaceutical Co., Ltd., was launched in June. In the human antibody drug field, the Company signed a licensing agreement in July with Takeda Chemical Industries, Ltd. for its human-antibody-producing mouse technology. The Company also continued to work on research and development of cell regeneration therapy.

As a result of the above, sales in the pharmaceuticals business totaled ¥55.3 billion (up 17.1% from the previous term).

Others

In the agribio business, the Company began marketing the new color *Blue* in its *Kirin Wave* series of petunia hybrids, which was awarded prizes during the year in two major international floriculture competitions. The Company also strengthened its base in this business by concluding in October a cooperative business agreement with the GASA Group, the largest flower and gardening distributor in Denmark.

In the nutrient food & feed business, the Company strengthened its base in the dietary supplement business through the merger in December of Kirin Asupro Corp. and Kirin Asupro Sales Corp. to form Kirin Well-Foods Co., Ltd. The first product launched by this new company was *Kirin Noale*, a dietary supplement incorporating KW lactobacillus, one of the successes of the Kirin Group's research program.

(2) Plant and equipment investment and fund raising:

Plant and equipment investment for the term under review amounted to ¥24.2 billion on a payment basis, a decrease of ¥1.4 billion compared with the previous term.

Major facilities completed during the term under review and under construction or contemplation as of the end of the said term are as follows:

1) Major facilities completed during the term under review:
   (Alcoholic Beverage Business Division)
   Tochigi Plant: Construction of liqueur production facilities

   (Pharmaceuticals Business Division)
   Takasaki Pharmaceutical Plant: Construction of pharmaceutical research facilities

2) Major facilities under construction or contemplation as of the end of the term under review:

(Alcoholic Beverage Business Division)
Fukuoka Plant: Partial replacement of beer and *happo-shu* brewing facilities
Tochigi Plant: Improvement of beer and *happo-shu* brewing facilities
Shiga Plant: Construction of non-alcoholic beverage production facilities

(Pharmaceuticals Business Division)
Takasaki Pharmaceutical Plant: Addition of pharmaceutical production facilities

(Others)
Real estate business: Development Project of former Hiroshima Plant Site
(commercial complex called "Diamond City <SOLEIL>")

During the term under review, the Company did not raise funds through capital increases or issuance of bonds.

The aggregate amount of loans payable, including bonds, was ¥151.5 billion as of the end of the said term, a decrease of ¥2.0 billion compared with the end of the previous term.

(3) Future challenges to the Company:

For the Company, 2004 marks the first year of a new three-year medium-term management plan. Utilizing the Group management foundations that have been established, and continuing to pursue increases in profitability, this plan focuses on improving the value of the Kirin-brand throughout the Group, and effecting a qualitative transformation to a strong corporate Group focused on development-and-proposal-oriented marketing.

During the first year of our new management plan, in the alcoholic beverages business, the Company will clarify its positioning in each of the alcoholic beverages categories, and take steps to strengthen each product brand.

In the growing *happo-shu* category, the Company will promote a significant market expansion by strengthening *Kirin Tanrei* and other *Tanrei* brand products. The Company aims to make *Kirin Tanrei* the top brand of canned beer/*happo-shu* consumed at home. The Company will also develop new market-creating products to reaffirm its leading position in the market.

In the beer category, the Company will enhance the value of its product brands through clarifying the value customers expect. The *Kirin Lager* and *Ichiban Shibori* brands will be strengthened, and more unique and individualized products will be offered utilizing the chilled distribution network.

In the *chu-hi* drinks category—expected to show further significant expansion—the Company will ensure its overwhelming superiority in this market by continuing to expand its lineup of unique products.

In the wine and *shochu* categories, also expected to grow, the Company will seek to further gain its customer support, as well as offer products that create new markets, by nurturing the

growth of the new refreshment of sparkling beverages *Malt Squash*, and developing new types of alcoholic beverages.

The Company will also concentrate on strategic resource allocation in growth fields, improvements in the trading environment and reform of the marketing structure, as well enhancing the level of its marketing activities through improvements in its consultative sales abilities and local communications.

In order to generate greater synergy with the soft drinks business, the Company will merge its product development and distribution arms with those of Kirin Beverage Corp. and Koiwai Dairy Products Co., Ltd., in addition to other measures that bolster infrastructure. In research and development, the Company will greatly enhance the sophistication of its research capabilities, and develop new food ingredients that help contribute to the development of new products for the entire Group.

In the international alcoholic beverage business, the Company will strengthen its business foundations, concentrating on major markets in Asia and Oceania with an eye toward new business alliances. The Company will develop its brand presence in the premium brands category, concentrating on *Ichiban Shibori* and *Kirin Pure and Light*. The Company will also develop product strategies most appropriate for each market, such as global strategy for *Four Roses*.

In the pharmaceuticals business, the Company will strengthen its marketing of *ESPO*, *GRAN*, *Rocaltrol Injection* and *PHOSBLOCK Tablets*. The Company will also continue to enhance its product pipeline through furthering research and development of "KRN321" (the second generation of *ESPO*), human antibody drugs and cell therapies.

In the agribio business, Group synergies will be enhanced through an expansion of business foundations in China, and the domestic flower business will be strengthened.

In the nutrient food & feed business, the Company will expand the dietary supplements and seasonings businesses. The Company will produce new food ingredients such as the KW lactobacillus, providing them mainly to the Group companies.

For the benefit of all stakeholders, the Company will implement an original corporate social responsibility program. Environmental measures include reductions in CO_2 emissions, water preservation, and other initiatives to lessen the environmental impact across its operations. The Company will also deepen its compliance stance, and continue to promote responsible drinking in accordance with its responsibility as a company in the alcoholic business. In the area of food safety, the Company is clarifying its Group product quality guidelines, and is seeking to improve the product quality management systems of all Group companies.

The Company will also continue to pursue interaction with local communities, promote the culture of beer, and support sports activities.

We thank all our shareholders for their continued understanding and support.

(4) Operating results and state of assets and explanations thereof:

Item	162nd term (Jan. 1, 2000 – Dec. 31, 2000)	163rd term (Jan. 1, 2001 – Dec. 31, 2001)	164th term (Jan. 1, 2002 – Dec. 31, 2002)	165th term (Jan. 1, 2003 – Dec. 31, 2003)
Sales	¥1,066,719 million	¥1,028,403 million	¥999,920 million	¥961,830 million
Ordinary income	¥67,325 million	¥44,580 million	¥53,831 million	¥71,935 million
Net income	¥31,484 million	¥19,382 million	¥26,380 million	¥34,888 million
Net income per share	¥31.73	¥19.69	¥26.96	¥35.96
Net assets	¥665,439 million	¥691,878 million	¥679,770 million	726,030 million
Net assets per share	¥675.91	¥702.83	¥703.18	¥751.21
Total assets	¥1,175,289 million	¥1,251,755 million	¥1,280.112 million	¥1,330,444 million

(Notes) 1. Until the 162nd business term, net income per share for the term under review was calculated on the basis of the average of the total number of shares issued and outstanding during the said term. Since the 163rd business term, net income per share for the term under review has been calculated on the basis of the average of the total number of shares issued and outstanding during the said term, minus the number of shares of treasury stock.

2. Until the 162nd business term, net assets per share for the term under review was calculated on the basis of the total number of shares issued and outstanding at the end of the term. Since the 163rd business term, net assets per share for the term under review has been calculated on the basis of the total number of shares issued and outstanding at the end of the term, minus the number of shares of treasury stock.

3. Since the 165th business term, the Company adopted the new accounting standard for earnings per share and related guidance (Accounting Standards Board Statement No.2, "Accounting Standard for Earnings Per Share" and Financial Accounting Standards Implementation Guidance No.4, "Implementation Guidance for Accounting Standard for Earnings Per Share", issued by the Accounting Standards Board of Japan on September 25, 2002). The effect on earnings per share and net assets per share of the adoption of the new accounting standard was immaterial.

162nd business term:

Sales of *happo-shu* and pharmaceuticals increased, while sales of beer decreased. Consequently, total sales decreased. Despite the decrease in sales and increase in raw material costs and other factors, net income amounted to ¥31.4 billion due to reduced selling expenses and lower valuation losses on investment securities holdings and other factors.

163rd business term:

Sales of pharmaceuticals increased, while sales of beer and *happo-shu* decreased. Consequently, total sales decreased. Net income amounted to ¥19.3 billion due to the decrease in total sales and an increase in selling expenses.

164th business term:

Sales of *happo-shu* and *chu-hi* increased, and sales of pharmaceuticals increased slightly, while sales of beer decreased. Consequently, total sales decreased. Despite the effect of a reduction in *happo-shu* prices, net income amounted to ¥26.3 billion due to reductions in selling and production expenses and other factors.

165th business term:

Business results for the term under review are as described in **"(1) Developments and results of business activities"** above.

2. Outline of the Company (as of December 31, 2003, unless noted otherwise):

(1) Description of main business:

The Company's main business is the production and sale of alcoholic beverages, pharmaceuticals and other products. Its principal products by business category are as follows:

Business division	Principal Products
Alcoholic beverages	Kirin Lager Beer Kirin Ichiban Shibori Kirin Classic Lager Budweiser Heineken Kirin Tanrei Tanrei Green Label Tanrei Alpha Gokunama Namakuro Kirin Chu-hi Hyoketsu Chivas Regal Four Roses Martell Two Dogs Kirin Mugi Shochu Pure Blue Shin Lu Chu (A new refreshment of sparkling beverages) Malt Squash
Pharmaceuticals	"ESPO", a medicine for treatment of renal anemia "GRAN", a medicine for treatment of leukopenia

(2) Major business offices, plants, etc.:

1) Head office: 10-1, Shinkawa 2-chome, Chuo-ku, Tokyo
Harajuku office: 26-1, Jingumae 6-chome, Shibuya-ku, Tokyo

2) Regional sales & marketing divisions (10 divisions)

Name	Location	Name	Location
Hokkaido Regional Sales & Marketing Div.	Sapporo-shi	Hokuriku Regional Sales & Marketing Div.	Kanazawa-shi
Tohoku Regional Sales & Marketing Div.	Sendai-shi	Kinkiken Regional Sales & Marketing Div.	Osaka-shi
KanShin'etsu Regional Sales & Marketing Div.	Saitama-shi	Shikoku Regional Sales & Marketing Div.	Takamatsu-shi
Shutoken Regional Sales & Marketing Div.	Chuo-ku, Tokyo	Chugoku Regional Sales & Marketing Div.	Fuchu-cho, Aki-gun, Hiroshima
Tokai Regional Sales & Marketing Div.	Nagoya-shi	Kyushu Regional Sales & Marketing Div.	Fukuoka-shi

3) Plants (12 plants)

Name	Location	Name	Location
Chitose Plant	Chitose-shi	Hokuriku Plant	Matsuto-shi
Sendai Plant	Sendai-shi	Shiga Plant	Taga-cho, Inukami-gun, Shiga
Tochigi Plant	Takanezawa-machi, Shioya-gun, Tochigi	Kobe Plant	Kobe-shi
Toride Plant	Toride-shi	Okayama Plant	Seto-cho, Akaiwa-gun, Okayama
Yokohama Plant	Yokohama-shi	Fukuoka Plant	Amagi-shi
Nagoya Plant	Shinkawa-cho, Nishikasugai-gun, Aichi	Takasaki Pharmaceutical Plant	Takasaki-shi

4) Laboratories (4 laboratories)

Name	Location	Name	Location
Pharmaceutical Research Laboratories	Takasaki-shi	Plant Laboratory	Kitsuregawa-machi, Shioya-gun, Tochigi
Pharmaceutical Development Laboratories	Maebashi-shi	Central Laboratories for Key Technology	Yokohama-shi

(3) State of shares:

1) Total number of authorized shares:	1,732,026,000 shares
2) Total number of issued shares:	984,508,387 shares (No change from the end of the previous business term)
3) Number of shareholders:	158,820 persons (down 5,405 persons from the end of the previous business term)

4) Major shareholders (top ten):

Name of shareholder	Number of shares held by the shareholder		Company's investment in the shareholder	
	(thousand shares)	ratio of voting rights (%)	(thousand shares)	ratio of voting rights (%)
Japan Trustee Service Bank, Ltd. (Trust account)	44,608	4.7	-	-
The Meiji Mutual Life Insurance Company	43,697	4.6	-	-
The Bank of Tokyo-Mitsubishi, Ltd.	35,085	3.7	-	-
The Master Trust Bank of Japan, Ltd. (Trust account)	26,123	2.8	-	-
Isono Shokai, Limited	23,272	2.5	-	-
Mizuho Corporate Bank, Ltd.	18,353	1.9	-	-
Shinsei Bank, Limited	18,353	1.9	-	-
Nomura Securities Co., Ltd.	17,924	1.9	-	-
BNP Paribas Securities (Japan) Limited	16,433	1.7	-	-
Meidi-Ya Co., Ltd.	14,279	1.5	30	0.9

(Notes) 1. Fractional shares, which do not comprise units of 1,000 shares, have been omitted.

2. In addition, as listed above, the Company holds 18,210 thousand treasury shares.

3. As of January 1, 2004, The Meiji Mutual Life Insurance Company merged with The Yasuda Mutual Life Insurance Company and changed its trade name to The Meiji Yasuda Mutual Life Insurance Company.

(4) Acquisition and holding of treasury shares:

1) Acquisition of fractional shares:

Acquisition by purchase of less-than-one-unit shares:

Ordinary shares	415,407 shares
Total acquisition price	¥357,539,459

2) Treasury share holdings as of December 31, 2003:

Ordinary shares	18,210,408 shares

(5) State of employees:

Classification	Number of employees (persons)	Increase/decrease as compared with the end of previous term (persons)	Average age (years)	Average length of service (years)
Male	4,603	-442	42.1	18.9
Female	1,168	-133	35.2	13.9
Total	5,771	-575	40.7	17.9

(Note) The above number excludes employees seconded by the Company and temporary employees but includes employees seconded to the Company.

(6) State of important subsidiaries and other important business combinations:

1) State of important consolidated subsidiaries:

Company name	Location	Capitalization	Ratio of voting rights held by the Company (including indirect holding)	Description of principal business
Kirin Distillery Co., Ltd.	Gotemba-shi	¥5,617 million	100%	Production of liquors, etc.
Eishogen Co., Ltd.	Shinagawa-ku, Tokyo	¥90 million	99.9%	Production and sale of Chinese alcoholic beverages
Kirin Beverage Corp.	Chiyoda-ku, Tokyo	¥8,416 million	59.5 %	Production and sale of soft drinks
Hokkaido Kirin Beverage Corp.	Sapporo-shi	¥80 million	100%	Sale of soft drinks

Company name	Location	Capitalization	Ratio of voting rights held by the Company (including indirect holding)	Description of principal business
VIVAX Co., Ltd.	Hiroshima -shi	¥490 million	80.0%	Production and sale of soft drinks
Kirin MC Danone Waters Co., Ltd.	Chiyoda-ku, Tokyo	¥1,500 million	51.0%	Import, production and sale of mineral water
Kirin Logistics Corp.	Shibuya-ku, Tokyo	¥504 million	99.2%	Cargo transportation by automobiles
Kirin Engineering Co., Ltd.	Yokohama-shi	¥1,000 million	100%	Engineering for food related industries, etc.
Kirin Techno-System Corp.	Yokohama-shi	¥1,590 million	100%	Manufacture and sale of various kinds of automatic inspection machines
Kirin Dining Co., Ltd.	Shibuya-ku, Tokyo	¥510 million	100%	Operation of staurants
Kirin Well-Foods Co., Ltd.	Koto-ku, Tokyo	¥1,200 million	100%	Manufacture and sale of dietary supplements
Takeda-Kirin Foods Corp.	Chuo-ku, Tokyo	¥5,000 million	51.0%	Production and sale of seasonings, etc.
Nagano Tomato Co., Ltd.	Matsumoto-shi	¥711 million	44.0%	Production and sale of foods, production of drinks, etc. under contract
Yokohama Arena Co., Ltd.	Yokohama-shi	¥13,000 million	53.8%	Management and operation of event facilities

Company name	Location	Capitalization	Ratio of voting rights held by the Company (including indirect holding)	Description of principal business
Kirin International Trading Inc.	Shibuya-ku, Tokyo	¥100 million	100%	Import-export of foods
Yokohama Akarenga Co., Ltd.	Yokohama-shi	¥2,090 million	71.8%	Management and operation of commercial establishments
Kirin Lease Co., Ltd.	Shibuya-ku, Tokyo	¥10 million	100%	Lease of PCs and office equipment, etc.
Lion Nathan Ltd.	Sydney, New South Wales, Australia	A$436,086 thousand	46.1%	Production and sale of beer and wine
Kirin Australia Pty. Ltd.	Perth, Western Australia, Australia	A$12,000 thousand	100%	Production and sale of beer malts
Zhuhai Kirin President Plant Co., Ltd.	Zhuhai, Guandong, China	U.S.$74,000 thousand	60.0%	Production and sale of beer
Raymond Vineyard & Celler, Inc.	Saint Helena, California, U.S.A.	U.S.$21,720 thousand	100%	Production and sale of wines
Four Roses Distillery LLC	Lawrenceburg, Kentucky, U.S.A.	U.S.$60,000 thousand	100%	Production of bourbon whiskeys
The Coca-Cola Bottling Company of Northern New England, Inc.	Bedford, New Hampshire, U.S.A.	U.S.$930 thousand	100%	Production and sale of soft drinks

Company name	Location	Capitalization	Ratio of voting rights held by the Company (including indirect holding)	Description of principal business
Kirin Kunpeng (China) Bio-Pharmaceutical Co., Ltd.	Shanghai, China	U.S.$29,800 thousand	70.0%	Production and sale of pharmaceuticals
Kirin Agribio EC B.V.	Maasland, Zuid-Holland, The Netherlands	€18,877	100%	Management of flower related business in Europe, etc.
Twyford International Inc.	Santa Paula, California, U.S.A.	U.S.$222 thousand	93.9%	Production and sale of tissue culturing seeds

(Notes)

1. Until the 164th business term, Kirin Distillery Co., Ltd. was recognized as an equity-method affiliated company. The Company acquired additional 20,225,000 shares in Kirin Distillery Co., Ltd., making it a wholly-owned subsidiary. Consequently, it is recognized as a consolidated subsidiary of the Company from this business term. The Company now holds 100% of the voting rights of Kirin Distillery Co., Ltd. (from 50.0% as of December 31, 2002).
2. The ratio of voting rights of Kirin Beverage Corp. held by the Company increased to 59.5% (from 59.3% as of December 31, 2002) as the result of a share exchange of 438,480 shares in the Kirin Beverage Corp. for shares in Hokkaido Kirin Beverage Corp. held by the Company.
3. The ratio of voting rights of Hokkaido Kirin Beverage Corp. held by the Company increased to 100% (from 80.0% as of December 31, 2002) as the result of the purchase and share exchanges between Hokkaido Kirin Beverage Corp. and Kirin Beverage Corp of 56,000 shares of Hokkaido Kirin Beverage Corp. by Kirin Beverage Corp., a subsidiary of the Company.
4. As of December 1, 2003, Kirin Asupro Corp. and Kirin Asupro Sales Corp. merged and changed the name of the surviving company to Kirin Well-Foods Co., Ltd. on the same day.

2) State of important equity-method affiliated companies:

Company name	Location	Capitalization	Ratio of voting rights held by the Company	Description of principal business
Kinki Coca-Cola Bottling Co., Ltd.	Settsu-shi	¥10,948 million	41.4%	Production and sale of soft drinks
Koiwai Dairy Products Co., Ltd.	Chiyoda-ku, Tokyo	¥495 million	50.0%	Production and sale of milk and dairy products, etc.
Yonekyu Corporation	Numazu-shi	¥8,634 million	20.1%	Sale of meat, and production and sale of processed meat products
San Miguel Corporation	Mandaluyong City, Metro Manila, the Philippines	₱ 15,959 million	15.6%	Production and sale of beer
Kirin-Amgen, Inc.	Thousand Oaks, California,U.S.A.	U.S.$10	50.0%	Research and development of pharmaceuticals

(Note) The voting rights of Kinki Coca-Cola Bottling Co., Ltd. held by the Company increased to 41.4% (from 40.5% as of December 31, 2002) as the result of the acquisition by the Company of an additional 600,000 shares of Kinki Coca-Cola Bottling Co., Ltd.

3) Results of business combinations:

The Company has 309 consolidated subsidiaries and 15 equity-method affiliated companies. Consolidated sales for the term under review amounted to ¥1,597.5 billion (up 0.9% from the previous business term) and consolidated net income amounted to ¥32.3 billion (down 0.4% from the previous business term).

4) State of major business affiliations:

Company name	Description of affiliation
Heineken International B.V.	Incorporation of a joint venture (in Japan) for the purpose of selling Heineken Beer in Japan

Anheuser-Busch, Inc.	Exclusive production and sale of Budweiser Beer in Japan Incorporation of a joint venture (in the U.S.A.) for the purpose of producing and selling Kirin Beer in the U.S.A.
Uni-President Enterprises Corp.	Incorporation of a joint venture (in China) for the purpose of producing and selling Kirin Beer in China
Pernod Ricard S.A.	Exclusive import and sale of liquors, etc.
Diageo Plc.	Exclusive import and sale of liquors, etc.
Sankyo Co., Ltd.	Sale of ESPO, a medicine for treatment of renal anemia, and GRAN, a medicine for treatment of leukopenia in Japan
Amgen Inc.	Incorporation of a joint venture (in the U.S.A.) for the purpose of researching and developing pharmaceuticals, etc.

(7) Directors and Corporate Auditors:

Title	Name	Position
Chairman: (Representative Director)	Yasuhiro Satoh	
President: (Representative Director)	Koichiro Aramaki	
Senior Managing Director: (Representative Director)	Yoshiyuki Morioka	
Senior Managing Director:	Kunpei Kitamura	
Senior Managing Director:	Naomichi Asano	
Managing Director:	Yoshikazu Arai	
Managing Director:	Takeshi Shigenaga	
Managing Director:	Shozo Sawada	
Director:	Kenjiro Hata	Counselor of The Meiji Mutual Life Insurance Company
Director:	Satoru Kishi	Counselor of The Bank of Tokyo-Mitsubishi, Ltd.

Title	Name	Position
*Standing Corporate Auditor:	Tadahisa Kono	
*Standing Corporate Auditor:	Motokazu Fujita	
Corporate Auditor:	Toyoshi Nakano	Director and Chairman of The Mitsubishi Trust and Banking Corporation
Corporate Auditor:	Hideo Yamamoto	Certified public accountant

(Notes)

1. Corporate Auditors Messrs. Toyoshi Nakano and Hideo Yamamoto are outside Corporate Auditors as provided for in Article 18, paragraph 1 of the "Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha".
2. The Corporate Auditors marked with an asterisk "*" newly assumed office as of March 28, 2003
3. As of January 1, 2004, Mr. Kenjiro Hata was appointed Counselor of The Meiji Yasuda Mutual Life Insurance Company.
4. The following Directors and Auditors retired as of March 28, 2003:

Managing Director:	Hideo Chida
Managing Director:	Kouhei Fukami
Director:	Yuji Tateishi
Director:	Sumiyoshi Kito
Director:	Minoru Murakami
Director:	Akira Negami
Director:	Toshihiko Hagihara
Director:	Hideo Fujisawa
Director:	Kazuyasu Kato
Director:	Kiyoaki Nakazawa
Director:	Katsuhiko Asano
Director:	Takeshi Shimazu
Director:	Kenichiro Kanegae
Director:	Kazuhiro Satoh
Director:	Senji Miyake
Standing Corporate Auditor:	Motohiro Fujii
Standing Corporate Auditor:	Kenji Matsuo

(Reference) As of March 28, 2003, the Company introduced the executive officer system. The following are Executive Officers:

Title	Name	Position
President:	Koichiro Aramaki	
Senior Executive Officer:	Yoshiyuki Morioka	Responsible for the Purchasing Dept. and Real Estate Business Div.
Senior Executive Officer:	Kunpei Kitamura	Responsible for the Research & Development Dept. and Quality Assurance Dept.
Senior Executive Officer:	Naomichi Asano	Responsible for the Internal Audit Dept. and Affiliated Companies Dept.
Managing Executive Officer:	Kouhei Fukami	General Manager of the Shutoken Regional Sales & Marketing Div.
Managing Executive Officer:	Yoshikazu Arai	Responsible for the Finance and Accounting Dept., Information Planning Dept. and Business Operation Control Dept.
Managing Executive Officer:	Takeshi Shigenaga	Responsible for the Legal Dept., General Affairs Dept., Customer Relations Dept., and PDS Div.
Managing Executive Officer:	Shozo Sawada	Responsible for the Corporate Communications Dept., Personnel Dept, and Environmental and Social Affairs Dept.
Managing Executive Officer:	Akira Negami	President of the Production Div.
Managing Executive Officer:	Kazuyasu Kato	President of the Sales and Marketing Div.
Executive Officer:	Toshihiko Hagihara	General Manager of the Nagoya Plant
Executive Officer:	Hideo Fujisawa	General Manager of the Yokohama Plant
Executive Officer:	Kiyoaki Nakazawa	President of the Logistics Div.
Executive Officer:	Katsuhiko Asano	President of the Pharmaceutical Div.

Title	Name	Position
Executive Officer:	Takeshi Shimazu	General Manager of the Toride Plant
Executive Officer:	Kenichiro Kanegae	General Manager of the Planning Dept. of the Sales and Marketing Div.
Executive Officer:	Kazuhiro Satoh	General Manager of the Finance and Accounting Dept.
Executive Officer:	Senji Miyake	General Manager of the Tokai Regional Sales & Marketing Div.
Executive Officer:	Akio Fujioka	General Manager of the Kobe Plant
Executive Officer:	Hideo Mori	General Manager of the Corporate Communications Dept.
Executive Officer:	Masahiro Sakamoto	General Manager of the Sendai Plant
Executive Officer:	Chuichi Saito	General Manager of the Tohoku Regional Sales & Marketing Div.
Executive Officer:	Yoshiyuki Matsushima	President of the Agribio Business Div.
Executive Officer:	Yoshihiko Kitamura	President of the Nutrient Food & Feed Div.
Executive Officer:	Yoshiaki Kiyose	President of the Real Estate Business Div.
Executive Officer:	Shinji Saito	General Manager of the Kyushu Regional Sales & Marketing Div.
Executive Officer:	Yuzo Wazumi	General Manager of the Kinkiken Regional Sales & Marketing Div.
Executive Officer:	Hitoshi Oshima	President of the International Beer Div. (as of January 1, 2004, President of the International Beer, Wine and Spirits Div.)
Executive Officer:	Kazuo Yoshioka	General Manager of the Research & Development Dept.

(8) Principal lenders, amount of loans and number of the Company's shares held by lenders:

Lender	Outstanding amount of loan	Company's shares held by the lender and the ratio of voting rights	
	(millions of yen)	(thousand shares)	(%)
The Bank of Tokyo-Mitsubishi, Ltd.	13,800	35,085	3.7
The Meiji Mutual Life Insurance Company	10,000	43,697	4.6
Kirin Lease Co., Ltd.	10,000	-	-

(Notes)

1. Fractional shares, which do not comprise units of 1,000 shares, have been omitted.
2. As of January 1, 2004, The Meiji Mutual Life Insurance Company merged with The Yasuda Mutual Life Insurance Company and changed its trade name to The Meiji Yasuda Mutual Life Insurance Company.
3. Kirin Lease Co., Ltd. extends loans to the companies of the Kirin Group.

(9) Material events subsequent to the closing of accounts:

There is nothing to be stated.

Attached document (2)

BALANCE SHEET

(As of December 31, 2003)

(millions of yen)

Assets	
Current Assets	**332,581**
Cash	79,798
Notes receivable, trade	832
Accounts receivable, trade	184,046
Marketable securities	52
Merchandise and Finished goods	12,109
Semi-finished goods	8,167
Raw materials and Supplies	15,599
Short-term loans receivable	2,222
Other accounts receivable	17,922
Deferred income taxes	11,983
Other	4,021
Allowance for doubtful accounts	(4,174)
Fixed Assets	**997,863**
Property, Plant and Equipment	**392,746**
Buildings	113,410
Structures	17,142
Machinery and Equipment	117,322
Vehicles	314
Tools	9,778
Land	111,114
Construction in progress	23,664
Intangible Assets	**5,820**
Leasehold rights	661
Trademarks	360
Utility rights	4,799
Investments and Other Assets	**599,295**
Investment securities	417,942
Investments in subsidiaries	83,350
Long-term loans receivable	15,152
Life insurance investments	36,126
Real estate in trust	3,535
Deferred income taxes	25,345
Other	21,557
Allowance for doubtful accounts	(3,715)
Total Assets	**1,330,444**

Liabilities	
Current Liabilities	**304,053**
Notes payable, trade	6,227
Accounts payable, trade	29,991
Short-term loans payable	14,500
Liquor taxes payable	113,252
Other accounts payable	16,461
Consumption taxes payable	10,024
Income taxes payable	14,093
Accrued expenses	37,418
Deposits received	55,746
Deposits received for containers	1,350
Other	4,986
Long-term Liabilities	**300,359**
Bonds	110,000
Long-term debt	27,000
Deposits received	62,388
Employees' pension and retirement benefits	73,511
Retirement benefits for directors and corporate auditors	1,056
Reserve for loss on repurchase of land	4,969
Other	21,433
Total Liabilities	**604,413**

Shareholders' Equity	
Common stock	**102,045**
Capital surplus	**70,868**
Additional Paid-In Capital	70,868
Retained earnings	**537,573**
Legal earnings reserve	25,511
Voluntary reserve	441,942
Reserve for special depreciation	196
Reserve for deferred gain on sale of property	13,927
Reserve for dividends	6,450
General reserve	421,367
Unappropriated retained earnings	70,119
Net unrealized holding gains on securities	**29,528**
Treasury stock	**(13,985)**
Total Shareholders' Equity	**726,030**
Total Liabilities and Shareholders' Equity	**1,330,444**

STATEMENT OF INCOME

(From January 1, 2003 to December 31, 2003)

(millions of yen)

Ordinary Income and Expenses		
Operating income and expenses		
Sales		961,830
Cost of sales	671,407	
Selling, general and administrative expenses	234,511	905,919
Operating income		**55,911**
Non-operating income and expenses		
Non-operating income		
Interest and dividend income	13,579	
Other income	7,293	20,872
Non-operating expenses		
Interest expenses	2,045	
Other expenses	2,803	4,849
Ordinary income		**71,935**
Special Income and Expenses		
Special income		
Gain on sale of fixed assets	405	
Reversal of allowance for doubtful accounts	405	
Gain on sale of investment securities	18	829
Special expenses		
Loss on sale and disposal of fixed assets	4,626	
Loss on devaluation of investment securities	798	
Loss on sale of investment securities	316	
Loss on devaluation of investments in subsidiaries	6,967	
Expense of reserve for loss on repurchase of land	4,969	
Loss on devaluation of land	650	18,328
Income before Income Taxes		**54,436**
Income Taxes (Current)		21,500
Income Taxes (Deferred)		(1,951)
Net income		**34,888**
Retained earnings brought forward from the prior fiscal year		**41,030**
Dividends (interim)		**5,799**
Unappropriated retained earnings		**70,119**

Significant Accounting Policies

1. Valuation of securities
(a) Equity securities issued by subsidiaries and affiliates are stated at cost determined by the moving-average method.
(b) Available-for-sale securities with fair market value are stated at fair market value as of the balance sheet date. Unrealized gains and unrealized losses on these securities are reported, net of applicable income taxes, as a separate component of shareholders' equity. Realized gains and losses on sale of such securities are computed using the moving-average method.
(c) Available-for-sale securities without fair market value are stated at cost determined by the moving-average method.

2. Derivative financial instruments
Derivative financial instruments are stated at fair market value.

3. Valuation of inventories
Merchandise, finished goods and semi-finished goods are stated at cost determined by the periodic average method. Raw materials and supplies are stated at cost determined by the moving-average method.

4. Depreciation of property, plant and equipment
Depreciation of property, plant and equipment is calculated using the declining-balance method, except for buildings (excluding building fixtures) acquired on or after April 1, 1998, which are depreciated using the straight-line method.

5. Method of providing major allowances and reserves

(1) Allowance for doubtful accounts
Allowance for doubtful accounts is provided in an amount sufficient to cover probable losses on collection. It consists of the estimated uncollectible amount with respect to certain identified doubtful receivables and an amount calculated using the actual percentage of collection losses.

(2) Employees' pension and retirement benefits
The Company provides allowance for employees' pension and retirement benefits at the balance sheet date based on the estimated amounts of projected benefit obligations and the fair value of the plan assets at the end of the current fiscal year. Prior service cost is amortized on the straight-line method over 15 years. Actuarial differences are amortized on the straight-line method over 15 years, beginning from the following fiscal year.

(3) Retirement benefits for directors and corporate auditors
Provision for retirement benefits for directors and corporate auditors represents 100% of such retirement benefit obligations at the balance sheet date calculated in accordance with policies of the Company.

(4) Reserve for loss on repurchase of land
The Company provides the reserve at an amount deemed necessary to cover the possible loss to repurchase the land, which was sold to the Organization for promoting Urban Development (the "Organization') in September 1998, leaving the right for the

Organization to sell back the land to the Company on certain conditions. This is because it is deemed to be probable for the Organization to exercise the right considering the decline in price of the land.

6. Hedge accounting
(a) If derivative financial instruments are used as hedges and meet certain hedging criteria, the Company defers recognition of gains and losses resulting from the changes in fair value of derivative financial instruments until the related losses or gains on the hedged items are recognized.
(b) If forward foreign exchange contracts are used as hedges and meet certain hedging criteria, foreign currency receivables or payables are recorded at the contracted rates.
(c) If interest rate swap contracts are used as hedges and meet certain hedging criteria, the net amount to be paid or received under the interest rate swap contracts is added to or deducted from the interest on the assets or liabilities for which the swap contract was executed.

7. Consumption taxes
Consumption taxes are excluded from the revenue and expense accounts which are subject to such taxes.

Changes in Accounting Policies

1. Accounting standard for treasury stock and reversal of statutory reserves
Effective from the current fiscal year, the Company totally adopted the new accounting standard for treasury stock and reversal of statutory reserves (Accounting Standards Board Statement No.1, "Accounting Standard for Treasury Stock and Reversal of Statutory Reserves", issued by the Accounting Standards Board of Japan on February 21, 2002).
The adoption of the new accounting standard had no impact on net income.

2. Accounting standard for earnings per share
Effective from the current fiscal year, the Company adopted the new accounting standard for earnings per share and related guidance (Accounting Standards Board Statement No.2, "Accounting Standard for Earnings Per Share" and Financial Accounting Standards Implementation Guidance No.4, "Implementation Guidance for Accounting Standard for Earnings Per Share", issued by the Accounting Standards Board of Japan on September 25, 2002). The effect on earnings per share of the adoption of the new accounting standard was immaterial.

Notes to the Balance Sheet

1. Amounts are stated by omitting fractions less than ¥1 million.

2. Monetary debts due from and to subsidiaries

Short-term monetary debts due from subsidiaries	¥2,898 million
Long-term monetary debts due from subsidiaries	¥8,869 million
Short-term monetary debts due to subsidiaries	¥14,590 million
Long-term monetary debts due to subsidiaries	¥149 million

3. Accumulated depreciation of property, plant and equipment ¥547,163 million

4. Amount reduced from fixed assets due to government subsidy received and other ¥252 million

5. Assets pledged as collateral

Marketable securities	¥11 million
Buildings	¥954 million
Land	¥439 million

6. Employees' pension and retirement benefits
Reserve for employees' pension and retirement benefits at the balance sheet date and the plan assets of the employees' pension and retirement benefit trust (excluding unrecognized actuarial differences) offset against the reserve are stated below.

(millions of yen)

	Lump-sum severance payment	Employees' Pension Fund	Tax-qualified pension plan	Total
Pension and retirement benefits (before deducting plan assets of the pension and retirement benefit trust)	63,712	12,068	1,880	77,661
Plan assets of the pension and retirement benefit trust (excluding unrecognized actuarial differences)	-	4,149	-	4,149
Pension and retirement benefits (after deducting plan assets of the pension and retirement benefit trust)	63,712	7,919	1,880	73,511

7. Guarantees ¥24,604 million
(including ¥2,369 million of arrangements which are similar to guarantees)

8. "Retirement benefits for directors and corporate auditors" and "Reserve for loss on repurchase of land" are reserves stipulated in Article 43 of the Enforcement Regulations of the Commercial Code of Japan.

9. Restriction on dividend distribution
Increase in net assets by revaluating assets at fair market value as stipulated in Article 124, item 3 of the Enforcement Regulations of the Commercial Code of Japan, which is restricted for dividend distribution. ¥29,528 million

Notes to the Statement of Income

1. Amounts are stated by omitting fractions less than ¥1 million.

2. Transactions with subsidiaries:

Sales	¥4,912million
Cost of sales	¥51,484million
Selling, general and administrative expenses	¥38,403million
Transactions other than business transactions	¥19,782million

3. Net income per share: ¥ 35.96

Additional Information

1.Effective from the current fiscal year, the Company prepared the balance sheet, the statement of income, the business report and its supporting schedules in accordance with the provisions of the Enforcement Regulations of the Commercial Code of Japan (Ordinance No.22 of the Ministry of Justice dated March 29, 2002).

2. Return of substitutional portion of Welfare Pension Insurance
Based on the enforcement of Defined Benefit Corporate Pension Law, Kirin Brewery Employees' Pension Fund, established by the Company, was permitted by the Minister of Health, Labor and Welfare on August 13, 2003 to be released from its future obligation for payments for the substitutional portion of the Welfare Pension Insurance Scheme.
The amount of pension plan assets expected to be transferred back to the government (minimum legal reserve) was measured at ¥52,771 million as of December 31, 2003. If the payment of the amount were made on that date, the expected gain in accordance with paragraph 44-2 of the JICPA Accounting Comimittee Report No.13, "Practical Guideline for Accounting of Retirement Benefits (Interim Report)" would be ¥17,498 million.

3. Change in statutory income tax rate
In accordance with the Act for Partial Revision of Local Tax Law proclaimed on March 31, 2003, the Company applied the reduced aggregate statutory income tax rate for calculating deferred tax assets and liabilities that are expected to be recovered or settled in the years commencing on January 1, 2005 or later. As a result, deferred tax assets (after deducting deferred tax liabilities) decreased by ¥1,030 million, income taxes (deferred) increased by ¥1,727 million, and net unrealized holding gains on securities increased by ¥697 million, compared with what would have been reported using the currently applicable tax rate.

PROPOSAL FOR APPROPRIATION OF

UNAPPROPRIATED RETAINED EARNINGS

	(yen)
Unappropriated retained earnings	70,119,740,677
Transfer from reserve for special depreciation	53,137,277
Transfer from reserve for deferred gain on sale of property	308,092,106
Total	70,480,970,060

The above unappropriated retained earnings are to be appropriated as follows:

Cash dividends	5,797,787,874
¥6 per share	
Bonuses to directors and corporate auditors	130,970,000
(Corporate auditors' portion included in the above)	(11,060,000)
Reserve for special depreciation	260,741,225
Reserve for deferred gain on sale of property	307,594,102
General reserve	23,000,000,000
Total	29,497,093,201
Unappropriated retained earnings to be carried forward to the next year	40,983,876,859

(Notes)
1. On September 12, 2003, an interim dividend of ¥5,799,260,202 (¥6 per share) was paid.
2. Transfer from/to "Reserve for special depreciation" and transfer from "Reserve for deferred gain on sale of property" are pursuant to the Special Taxation Measures Law of Japan. A portion of the transfer to "Reserve for special depreciation" and transfer to "Reserve for deferred gain on sale of property" resulted from the change in the statutory income tax rate used for calculating deferred income taxes.

[English Translation of the Independent Auditors' Report Originally Issued in Japanese Language]

Independent Auditors' Report

February 16, 2004

The Board of Directors
Kirin Brewery Company, Limited

AZSA & Co.

Kenrou Ishii (Seal)
Representative and Engagement Partner
Certified Public Accountant

Takaya Abe (Seal)
Representative and Engagement Partner
Certified Public Accountant

Fumio Koike (Seal)
Representative and Engagement Partner
Certified Public Accountant

We have audited the statutory report, that is the balance sheet, the statement of income, the business report (limited to accounting matters) and the proposal for appropriation of unappropriated retained earnings, and its supporting schedules (limited to accounting matters) of Kirin Brewery Company, Limited for the 165th business year from January 1, 2003 to December 31, 2003 in accordance with Article 2 of the "Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha". With respect to the aforementioned business report and supporting schedules, our audit was limited to those matters derived from the accounting books and records of the Company and its subsidiaries. The statutory report and supporting schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the statutory report and supporting schedules based on our audit as independent auditors.

We conducted our audit in accordance with generally accepted auditing standards in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report and supporting schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supporting schedules. We believe that our audit provides a reasonable basis for our opinion. Our audit procedures also include those considered necessary for the Company's subsidiaries.

As a result of the audit, our opinion is as follows:
(1) The balance sheet and the statement of income present fairly the financial position and the results of operations of the Company in conformity with related laws and regulations and the Articles of Incorporation of the Company.
(2) The business report (limited to accounting matters) presents fairly the status of the Company in conformity with related laws and regulations and the Articles of Incorporation of the Company .
(3) The proposal for appropriation of unappropriated retained earnings has been prepared in conformity with related laws and regulations and the Articles of Incorporation of the Company.
(4) With respect to the supporting schedules (limited to accounting matters) there are no items to be noted that are not in conformity with the provisions of the Commercial Code.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

[English Translation of the Corporate Auditors' Report Originally Issued in Japanese Language]

Corporate Auditors' Report

February 18, 2004

Mr. Koichiro Aramaki
President
Kirin Brewery Company, Limited

Borad of Corporate Auditors
Kirin Brewery Company, Limited

Tadahisa Kono (Seal)
Standing Corporate Auditor

Motokazu Fujita (Seal)
Standing Corporate Auditor

Toyoshi Nakano (Seal)
Corporate Auditor

Hideo Yamamoto (Seal)
Corporate Auditor

We, the Board of Corporate Auditors of the Company, after receipt from each Corporate Auditor of his method and results of auditing the performance by Directors of their duties during the 165th business term from January 1, 2003 to December 31, 2003, prepared this audit report upon deliberation and hereby report as follows:

1. Outline of audit method by Corporate Auditors:

Each Corporate Auditor, in accordance with the audit policy, assignment of duties, etc., as determined by the Board of Corporate Auditors, attended meetings of the Board of Directors and other important meetings, received from Directors, etc., reports relating to the business operations, inspected important decision documents, etc., made investigation into the state of activities and property at the head office and other business offices of the Company, required its subsidiaries to render reports relating to their business operations and whenever necessity arose, visited its subsidiary or subsidiaries to make investigation into the state of activities and property thereof. We also received reports and explanation from the Independent Auditors on and accounts of their audit and examined the accounting documents and their accompanying detailed statements.

With respect to any competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profit by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, acquisition and disposition by the Company of its own shares, etc., we, in addition to following the aforementioned method, required Directors, etc. to render report on and made a full investigation into the state of the transaction in question, whenever necessary.

2. Results of audit:

We are of the opinion:

(1) That the method and results of the audit made by the Independent Auditors, AZSA & Co. are proper;

(2) That the business report fairly presents the state of the Company in accordance with

the laws, regulations and the Articles of Incorporation;

(3) That the proposition relating to the appropriation of unappropriated retained earnings has nothing to be pointed out in the light of the state of property of the Company and other circumstances;

(4) That the accompanying detailed statements fairly present the matters to be stated therein and contain nothing to be pointed out; and

(5) That in connection with the performance by Directors of their duties, including those relating to the subsidiaries, no dishonest act or material fact of violation of laws, regulations or the Articles of Incorporation exists.

With respect to any competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profit by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, acquisition and disposition by the Company of its own shares, etc., we find that there is no breach of duties on the part of the Directors.

(Note) Corporate Auditors Messrs. Toyoshi Nakano and Hideo Yamamoto are outside corporate auditors as provided for in Article 18, paragraph 1 of the "Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha".

Information Relating to Exercise of Voting Rights

1. Total number of voting rights of all shareholders:

945,376 voting rights

2. Propositions and information:

Proposition No. 1: Approval of proposal for appropriation of unappropriated retained earnings for the 165th business term.

Giving due consideration to strengthening the financial base of the Company and its on-going growth and development, as well as providing stable dividends to shareholders, management proposes the appropriation of unappropriated retained earnings as set forth in the attached document (page 29).

With regard to dividends, management proposes to pay an ordinary dividend of ¥6 per share. As a result, the annual dividend will amount to ¥12 per share, including an interim dividend of ¥6 per share.

Management proposes to pay bonuses of ¥130,970,000 to Directors and Corporate Auditors.

Proposition No. 2: Amendment to the Articles of Incorporation.

1. Reasons for the amendment:

(1)In order to promote the efficient funding of the Group as a whole, the Company will make blanket funding for each Group company and extend loans to such company. Accordingly, management proposes that an amendment be made to Article 2 by adding a supplementary purpose provision.

(2)The "Law to Amend Part of the Commercial Code and the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha" (Law No. 132 of 2003) became effective as of September 25, 2003. Pursuant to said law, treasury stock may be acquired subject to a resolution of the Board of Directors in accordance with the Articles of Incorporation. Accordingly, management proposes that a new Article 6 be added to the existing Articles of Incorporation to facilitate the creation of a market-responsive, flexible management tool for financial strategy, etc. to be taken by the Company.

(3)The "Law to Amend Part of the Commercial Code, etc." (Law No. 44 of 2002) and "The Law Concerning the Consolidation of the Related Laws Accompanying the Enforcement of the Law to Amend Part of the Commercial Code, etc." (Law No. 45 of 2002) became effective on April 1, 2003. Pursuant to said laws, a system to sale of less-than-one-unit shares to shareholders to create one unit may be introduced subject to the Articles of Incorporation. Accordingly, for the convenience of shareholders, management proposes that a new Article 8 be added, and that amendments be made to Articles 7, 8 and 9 of the existing Articles of

Incorporation and a supplementary provision be established to take effect as of March 31, 2004.

(4)Pursuant to the aforementioned amendments to the Articles of Incorporation set forth in paragraphs (2) and (3) hereinabove, Articles 6 and subsequent articles of the existing Articles of Incorporation will be sequentially carried forward due to the introduction of the new Articles as aforementioned.

Furthermore, as the effective date of Supplementary Provision 1 has passed, and the term of office as all the directors and auditors to whom Supplementary Provision 2 and Supplementary Provision 3 apply will expire as of the end of this Ordinary General Meeting of Shareholders, management proposes to delete said Supplementary Provisions.

2. Particulars of the amendment:

The existing Articles of Incorporation to be affected by the amendment and the proposed amendment are set forth below:

(Underlines show amendment)

Existing Articles of Incorporation	**Proposed amendment**
Article 2. The objects of the Company shall be to engage in the following businesses and any business necessary or useful in connection therewith:	Article 2. The objects of the Company shall be to engage in the following businesses and any business necessary or useful in connection therewith:
1. Manufacture and sale of beer and other liquors.	1. (Unchanged.)
2. Manufacture and sale of soft and other drinks.	2. (Unchanged.)
3. Manufacture and sale of foods.	3. (Unchanged.)
4. Manufacture and sale of chemical products.	4. (Unchanged.)
5. Manufacture, sale, import and export of pharmaceuticals and medical machinery and equipment.	5. (Unchanged.)
6. Manufacture and sale of fertilizer and feedstuff.	6. (Unchanged.)
7. Sale and purchase, leasing and renting and administration and management of real estates.	7. (Unchanged.)
8. Warehousing business	8. (Unchanged.)
9. Operation of sporting facilities	9. (Unchanged.)
10. Operation of eating establishments, inns and hotels.	10. (Unchanged.)
11. Designing, manufacture, installation work, operation and management of manufacturing equipment for liquors, various kinds of drinks and the like and	11. (Unchanged.)

Existing Articles of Incorporation	Proposed amendment
its related apparatus and technical instructions therein and sale thereof. 12. Production and sale of such agricultural products as seeds, saplings, flowering plants, vegetables, fruit and the like.	12. (Unchanged.) 13. Financial business.
(New article to be introduced.)	Article 6. In accordance with the provisions of Article 211(3)(1)(2) of the Commercial Code, the Company may, subject to a resolution of the Board of Directors of the Company, acquire treasury stock.
Article 6. The text is omitted.	Article 7. (Unchanged.)
(New article to be introduced.)	Article 8. Shareholders (including beneficial shareholders; the same applies hereafter) who possess less-than-one-unit shares of the Company's common stock may request the Company to sell the amount of less-than-one-unit shares required to constitute one unit of shares.
Article 7. The denominations of share certificates, registration of a transfer of shares, registration of a pledge, indication of trust property, reissue of share certificates, entries or recordation in the register of beneficial shareholders and the register of lost share certificates, purchase of less-than-one-unit shares and other procedures relating to shares and the fees therefor shall be governed by the Share Handling Regulations to be established by the Board of Directors.	Article 9. The denominations of share certificates, registration of a transfer of shares, registration of a pledge, indication of trust property, reissue of share certificates, entries or recordation in the register of beneficial shareholders and the register of lost share certificates, purchase of less-than-one-unit shares from shareholders and sale of the less-than-one-unit shares to shareholders to create one unit, and other procedures relating to shares and the fees therefor shall be governed by the Share Handling Regulations to be established by the Board of Directors.
Article 8. The Company shall have a transfer agent with respect to shares. The transfer agent and its business office shall be selected by resolution of the Board of Directors and public notice shall be given thereof.	Article 10. The Company shall have a transfer agent with respect to shares. The transfer agent and its business office shall be selected by resolution of the Board of Directors and public notice shall be given thereof.

Existing Articles of Incorporation	Proposed amendment
The register of shareholders (including the register of beneficial shareholders; the same applies hereinafter) and the register of lost share certificates of the Company shall be kept at the business office of the transfer agent and the registration of a transfer of shares, registration of a pledge, indication of trust property, delivery of share certificates, acceptance of notifications, entries or recordation in the register of beneficial shareholders and the register of lost share certificates, purchase of less-than-one-new-unit shares and other business relating to shares shall be handled by the transfer agent and not by the Company.	The register of shareholders (including the register of beneficial shareholders; the same applies hereinafter) and the register of lost share certificates of the Company shall be kept at the business office of the transfer agent and the registration of a transfer of shares, registration of a pledge, indication of trust property, delivery of share certificates, acceptance of notifications, entries or recordation in the register of beneficial shareholders and the register of lost share certificates, purchase of less-than-one-unit shares from shareholders and sale of the less-than-one-unit shares to shareholders to create one unit, and other business relating to shares shall be handled by the transfer agent and not by the Company.
Article 9. Shareholders (including hereinafter beneficial shareholders) or their legal representatives shall file in accordance with the Share Handling Regulations notification of their names or trade names, addresses and seals; provided, however, that foreigners may substitute specimen signatures for seals. Shareholders or their legal residents residing in foreign countries shall establish their provisional addresses or agents in Japan and file notification of such addresses or agents in accordance with the Share Handling Regulations. The same notification requirements shall apply in the case of any change in any of the matters referred to in the preceding two paragraphs. The provisions of preceding three paragraphs shall apply mutatis mutandis to registered pledgees.	Article 11. Shareholders or their legal representatives shall file in accordance with the Share Handling Regulations notification of their names or trade names, addresses and seals; provided, however, that foreigners may substitute specimen signatures for seals. Shareholders or their legal residents residing in foreign countries shall establish their provisional addresses or agents in Japan and file notification of such addresses or agents in accordance with the Share Handling Regulations. The same notification requirements shall apply in the case of any change in any of the matters referred to in the preceding two paragraphs. The provisions of preceding three paragraphs shall apply mutatis mutandis to registered pledgees.
Articles 10 to 32. The text is omitted.	Articles 12 to 34. (Unchanged.)
Supplementary Provisions	Supplementary Provisions
Article 1. Amendment to Article 7 and Article 8, paragraph 3 concerning the	(To be deleted.)

Existing Articles of Incorporation	Proposed amendment
register of lost share certificates and Article 14, paragraph 2 of these Articles of Incorporation shall become effective as of April 1, 2003. Article 2. Notwithstanding the provision of Article 18 of these Articles of Incorporation, with regard to the term of office of the Directors in office prior to the close of the ordinary general meeting of shareholders relating to the closing of accounts for the year ended December 31, 2002, "within one year after their assumption of office" as set forth in Article 18 shall be read as "within two years after their assumption of office."	(To be deleted.)
Article 3. Notwithstanding the provision of Article 25 of these Articles of Incorporation, with regard to the term of office of the Corporate Auditors in office prior to the close of the ordinary general meeting of shareholders relating to the closing of accounts for the year ended December 31, 2002, "within four years after their assumption of office" as set forth in Article 25 shall be read as "within three years after their assumption of office."	(To be deleted.)
(New article to be introduced.)	Article 1. Introduction of Article 8 and amendment of Article 9, Article 10 and Article 11 concerning additional purchases of less-than-one-unit shares of these Articles of Incorporation shall become effective as of March 31, 2004.

Proposition No. 3: Election of 10 Directors.

Simultaneously upon the close of this ordinary general meeting of shareholders, the term of office of all 10 Directors will expire.

Accordingly, shareholders are requested to elect 10 Directors.

The candidates for the position of Director are as follows:

No.	Name (Date of birth)	Profile (Representation of other companies)		Number of shares of the common stock of the Company held by the candidate
1.	Koichiro Aramaki (November 15, 1939)	April 1964	Joined Kirin Brewery Company, Limited	53,458 shares
		March1990	Deputy General Manager of the Pharmaceutical Div.	
		March 1994	Director and Deputy General Manager of the Pharmaceutical Div.	
		May 1995	Director and General Manager of the Pharmaceutical Div.	
		March 1997	Managing Director and General Manager of the Pharmaceutical Div.	
		March 1999	Senior Managing Director and General Manager of the Pharmaceutical Div.	
		January 2001	Senior Managing Director and President of the Pharmaceutical Div.	
		March 2001	Representative Director and President (positions, which he continues to hold)	
2.	Naomichi Asano (February 19, 1941)	April 1965	Joined Kirin Brewery Company, Limited	35,000 shares
		March 1993	General Manager of the Finance and Accounting Dept.	
		November 1995	General Manager of the International Beer Div.	
		March 1996	Director and General Manager of the International Beer Div.	
		March 1998	Managing Director	
		January 2001	Managing Director and	

			President of the International Beer Div.	
		March 2002	Senior Managing Director and President of the International Beer Div.	
		March 2003	Senior Managing Director and Senior Executive Officer (positions, which he continues to hold)	
3.	Takeshi Shigenaga (March 14, 1944)	April 1967	Joined Kirin Brewery Company, Limited	20,205 shares
		March 1996	General Manager of Secretary Section	
		November 1998	General Manager of Secretary Section and General Manager of General Affairs Dept.	
		March 1999	Director, General Manager of Secretary Section and General Manager of General Affairs Dept.	
		January 2001	Director and General Manager of General Affairs Dept.	
		March 2002	Managing Director and General Manager of Kinkiken Regional Sales & Marketing Div.	
		March 2003	Managing Director and Managing Executive Officer (positions, which he continues to hold)	
4.	Shozo Sawada (August 8, 1943)	April 1967	Joined Kirin Brewery Company, Limited	18,000 shares
		March 1996	General Manager of Affiliated Companies Dept.	
		March 1998	General Manger of General Affairs Dept.	
		November 1998	General Manager of Personnel Dept.	
		March 1999	Director and General Manager of Personnel	

			Dept.	
		March 2002	Managing Director and President of Logistics Div.	
		March 2003	Managing Director and Managing Executive Officer (positions, which he continues to hold)	
5.	Akira Negami (November 6, 1943)	April 1967	Joined Kirin Brewery Company, Limited	20,410 shares
		March 1996	General Manager of the Hiroshima Plant	
		September 1998	Advisory Staff to President of the Production Div. and General Manager of the Hiroshima Plant	
		December 1998	Advisory Staff to President of the Production Div.	
		March 1999	Director and General Manager of the Toride Plant	
		March 2000	Director and General Manager of the Production and Quality Control Dept. of the Prodution Div.	
		March 2003	Managing Executive Officer and President of the Production Div. (positions, which he continues to hold)	
6.	Kazuyasu Kato (November 24, 1944)	April 1968	Joined Kirin Brewery Company, Limited	37,425 shares
		March 1997	General Manager of the Hokkaido Regional Head office	
		March 2000	Director and General Manager of the Kyushu Regional Head office	
		October 2001	Director and General Manager of the Sales Dept. of the Sales and Marketing Div.	
		March 2002	Director, Deputy	

			General Manager of the Sales and Marketing Div. and General Manager of the Sales Dept. of the Sales and Marketing Div.	
		March 2003	Managing Executive Officer and President of the Sales and Marketing Div. (positions, which he continues to hold)	
7.	Takeshi Shimazu (April 26, 1945)	April 1968	Joined Kirin Brewery Company, Limited	18,665 shares
		April 1997	President of Kirin Brewery of America, LLC.	
		March 1999	General Manager of the Hokuriku Plant	
		March 2002	Director and General Manager of the Toride Plant	
		March 2003	Executive Officer and General Manager of the Toride Plant (positions, which he continues to hold)	
8.	Kazuhiro Satoh (February 14, 1948)	April 1970	Joined Kirin Brewery Company, Limited	8,000 shares
		October 1991	Director of Koiwai Dairy Products Co., Ltd.	
		March 1998	Deputy General Manager of the Finance and Accounting Dept.	
		March 2000	General Manager of the Finance and Accounting Dept.	
		March 2002	Director and General Manager of the Finance and Accounting Dept.	
		March 2003	Executive Officer and General Manager of the Finance and Accounting Dept. (positions, which he continues to hold)	
	Kenjiro Hata (July 27, 1928)	May 1954	Joined The Meiji Mutual Life Insurance	

9.		 April 1990 April 1998 March 1999 July 2003	Company President and Representative Director of The Meiji Mutual Life Insurance Company Chairman and Representative Director of The Meiji Mutual Life Insurance Company Director of Kirin Brewery Company, Limited (a position, which he continues to hold) Counselor of The Meiji Mutual Life Insurance Company (currently The Meiji Yasuda Mutual Life Insurance Company) (which office he holds now)	5,000 shares
10.	Satoru Kishi (March 29, 1930)	April 1953 February 1992 April 1996 January 1998 March 1999 June 2000	Joined The Mitsubishi Bank Limited Executive Vice President and Representative Director of The Mitsubishi Bank Limited Executive Vice President and Representative Director of The Bank of Tokyo-Mitsubishi, Ltd. President and Representative Director of The Bank of Tokyo-Mitsubishi, Ltd. Director of Kirin Brewery Company, Limited (a position, which he continues to hold) Chairman and Representative Director	0 shares

		June 2002:	of The Bank of Tokyo-Mitsubishi, Ltd. Counselor of The Bank of Tokyo-Mitsubishi, Ltd. (which office he holds now)	

(Note) No conflicts of interest exist between the Company and any of the Candidates.

<u>Proposition No.4</u>: Election of 1 Corporate Auditor.

Simultaneously upon the close of this ordinary general meeting of shareholders, the term of office as Corporate Auditor of Mr. Hideo Yamamoto will expire.

Accordingly, shareholders are requested to elect 1 Corporate Auditor.

The Board of Corporate Auditors has consented to this proposition.

The Candidate for Corporate Auditor is as follows:

Name (Date of birth)	Profile (Representation of other companies)		Number of shares of the common stock of the Company held by the candidate
Teruo Ozaki (December 29, 1944)	November 1974	Accreditation as a certified public accountant	0 shares
	July 1984	Representative Partner of the Eiwa Accounting Company	
	September 1991	Representative Partner of the Inoue, Saitoh & Eiwa Accounting Company	
	October 1993	Representative Partner of Asahi & Co. (currently AZSA & Co.)	
	July 1999	Executive Board Member of the Azusa Accounting Company	
	January 2002	Deputy Managing Partner of AZSA & Co.	
	October 2003	Resignation from the AZSA & Co. and appointment as Counselor to the said Company	
	December 2003	Resignation for AZSA & Co. as Counselor	

(Notes) 1. No conflicts of interest exist between the Company and Mr. Teruo Ozaki.

2. Mr. Teruo Ozaki is a candidate for the position of outside Corporate Auditor as provided for in Article 18, paragraph 1 of the "Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha".

Proposition No. 5: Granting of retirement benefits for retiring Directors and retiring Corporate Auditors.

Management proposes that retirement benefits be granted to Directors, Messrs. Yasuhiro Satoh, Yoshiyuki Morioka, Kunpei Kitamura and Yoshikazu Arai and Corporate Auditor, Mr. Hideo Yamamoto who will retire simultaneously upon the close of this ordinary general meeting of shareholders, in appreciation of the distinguished services rendered by them while in office, within the extent of a reasonable amount in accordance with the established

standards of the Company and that the determination of the actual amount, time, method of presentation and other items be entrusted to the Board of Directors in respect of the retiring Directors and consultation among the Corporate Auditors in respect of the retiring Corporate Auditor, respectively.

The profiles of the aforementioned are as follows:

Name	Profile	
Yasuhiro Satoh	March 1990	Director
	March 1992	Managing Director
	March 1995	Senior Managing Director
	March 1996	Representative Director and President
	March 2001	Representative Director and Chairman (which office he holds now)
Yoshiyuki Morioka	March 1995	Director
	March 1998	Managing Director
	March 2000	Senior Managing Director
	March 2001	Representative Director and Senior Managing Director (which office he holds now)
Kunpei Kitamura	March 1996	Director
	March 1998	Managing Director
	March 2002	Senior Managing Director (which office he holds now)
Yoshikazu Arai	March 1998	Director
	March 2000	Managing Director (which office he holds now)
Hideo Yamamoto	March 1995	Corporate Auditor (outside) (which office he holds now)

- E N D -

Notice: Change in the Name of the Company's Independent Auditors

The name of the Company's Independent Auditors was changed from the Asahi & Co. to AZSA & Co., effective January 1, 2004.

(For reference)

Summary of
CONSOLIDATED BALANCE SHEETS

(As of December 31, 2003)

	(billions of yen)
Assets	
Current Assets:	**565.3**
Cash	133.1
Notes and accounts receivable, trade	283.6
Inventories	88.8
Other	59.7
Fixed Assets:	**1,222.5**
Property, Plant and Equipment	**609.9**
Buildings and Structures	185.4
Machinery, Equipment and Vehicles	182.9
Land	165.9
Construction in progress	30.3
Other	45.2
Intangible Assets	**149.2**
Investments and Other Assets	**463.2**
Total Assets	**1,787.8**

Liabilities	
Current Liabilities	**443.3**
Notes and accounts payable, trade	109.2
Short-term loans payable	16.8
Liquor taxes payable	117.1
Other	200.0
Long-term Liabilities:	**462.8**
Bonds	167.4
Long-term debt	93.6
Employees' pension and retirement benefits	84.7
Other	117.0
Total Liabilities	**906.2**
Minority Interests	**77.7**
Shareholders' Equity	
Common stock	**102.0**
Capital Surplus	**70.8**
Retained Earnings	**651.0**
Revaluation variance for land	**(1.6)**
Net unrealized holding gains on securities	**29.8**
Foreign currency translation adjustments	**(34.1)**
Treasury stock	**(14.1)**
Total Shareholders' Equity	**803.8**
Total Liabilities, Minority Interests and Shareholders' Equity	**1,787.8**

Notes. 1. Amounts are stated by omitting fractions less than ¥ 0.1 billion.

2. Accumulated depreciation of Property, Plant and Equipment is ¥799.9 billion.

(For reference)

Summary of

CONSOLIDATED STATEMENTS OF INCOME

(From January 1, 2003 to December 31, 2003)

(billions of yen)

Sales		1,597.5
Cost of sales	986.9	
Selling, general and administrative expenses	508.9	1,495.9
Operating income		**101.5**
Non-operating income:		
Interest and dividend income	3.7	
Other	6.4	10.1
Non-operating expenses:		
Interest expense	9.8	
Other	7.2	17.0
Ordinary income		**94.6**
Special income		4.3
Special expenses		20.8
Income before Income Taxes and Minority Interests		**78.1**
Income Taxes (Current)	41.2	
Income Taxes (Deferred)	(2.0)	39.1
Minority Interests		6.6
Net income		**32.3**

(Note) Amounts are stated by omitting fractions less than ¥ 0.1 billion.

- END -